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SEC FILE NUMBER
8 - 22398

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DUNLEVY & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 MADISON AVENUE
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL E. GORMAN **(212) 888-5709**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

555 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **PAUL E. GORMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DUNLEVY & CO., INCORPORATED**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KATHLEEN WEBER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2006

Kathleen Weber
Notary Public

Paul E. Gorman
Signature

Chief Operating Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Dunlevy & Co., Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Dunlevy & Co., Incorporated as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dunlevy & Co., Incorporated as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 12, 2002

DUNLEVY & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$	74,931
Investment securities, at market value		30,311
Non-marketable securities		7,500
Receivable from broker		133,174
Deposit with clearing agent (Note 2)		50,072
Membership in exchange, at cost (market value - $2,200,000)		53,830
Equipment and leasehold improvements, net (Note 3)		13,425
Prepaid expenses and other assets		37,539
Deferred income taxes (Note 7)		30,000
	$	430,782

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	88,330
Commitments and Contingencies (Note 5)		
Stockholder's Equity: (Note 8)		
Preferred stock, par value of $1; authorized 5,000 shares; no shares issued or outstanding		-
Common stock, par value of $1; authorized 5,000 shares; issued and outstanding 1,385 shares		1,385
Additional paid-in capital		383,614
Retained earnings		202,453
		587,452
Less: Common stock in treasury, at cost; 372 shares		(245,000)
		342,452
	$	430,782

See Notes to Statement of Financial Condition.

DUNLEVY & CO., INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Dunlevy & Co., Incorporated (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents:

Cash and cash equivalents include deposits with a high credit quality financial institution and other highly liquid investments which are readily convertible into cash.

Depreciation and amortization:

Depreciation of equipment is provided for by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the term of the lease.

Income taxes:

The Company with the consent of its stockholder, has elected to be taxed as an S Corporation under Internal Revenue Code Section 1362(a). Under these provisions the Company is not required to pay federal corporate income taxes, instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in all states, therefore, these statements include a provision for state and local corporate income taxes.

Deferred taxes are provided on a liability method whereby tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the agent.

Note 3. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at December 31, 2001:

Furniture and equipment	$ 304,217
Automobiles	53,290
Leasehold improvements	411,910
Computer equipment	548,881
	1,318,298
Less: accumulated depreciation and amortization	(1,304,873)
	$ 13,425

Note 4. Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan and Trust for the benefit of all eligible employees and their beneficiaries. Under the plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions.

Note 5. Commitments and Contingencies

The Company leases office space under an operating lease expiring in September 2009. In addition, the Company subleases a portion of its office space to two tenants. Both tenants are currently on a month to month lease.

Note 5. Commitments and Contingencies (continued)

At December 31, 2001, the minimum future rental payments approximated the following:

Years ending December 31,	
2002	$ 157,500
2003	157,500
2004	157,500
2005	157,500
2006	157,500
Thereafter	433,125
Total lease commitments	$ 1,220,625

The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and wage rates.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. At December 31, 2001, deposits did not exceed the federally insured limits.

Note 7. Deferred Income Taxes

Deductible temporary differences giving rise to deferred tax assets of $30,000 relate primarily to the basis differences in equipment and leasehold improvements. Management does not believe a valuation allowance is needed as management estimates it is more likely than not that this asset will ultimately be realized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the temporary differences are expected to be available to reduce taxable income.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $196,319 and $5,889 respectively. The Company's ratio of aggregate indebtedness to net capital was .45 to 1.